Exhibit 6.4

COMMERCIAL LEASE AGREEMENT- Wonka Crypto Mine Unit# 5

THIS LEASE ("Lease") is effective as of June 1, 2019.

BETWEEN:

The Pines Townhomes LLC of 917 Bobwhite Street, Fruitland, Idaho 83619

Telephone: (208) 707-1008 Fax: (208) 906-8642

(the "Landlord")

OF THE FIRST PART

-AND-

XTRA Bitcoin Inc of 917 Bobwhite Street, Fruitland, Idaho 83619

(the "Tenant")

OF THE SECOND PART

AGREED THAT: This lease contemplates rents based upon change of use from storage facility to data center with access to and use of lMW of electrical energy for crypto mining. Parties agree that The Pines Townhomes LLC has paid for and installed the 7MW utility interconnect and has fulfilled all their obligations under this Lease dated 1st of June 2019.

XTRA Bitcoin Inc is reserving Wonka Mine Unit# 5 and lMW capacity under terms of Self Storage Lease Agreement dated 06-01-19 and has yet to raise funding for the extension of the electrical infrastructure to Wonka Mine Unit #5.

To guarantee control of this 5-year lease, XTRA must prepay first (12@ $3,884.00 =$46, 608.00 year) and last year rent ($46,608.00) and security deposit ($6,784.00) to activate this 5-year lease. In the event that another company tenders payment and a lease offer for Unit# 5, XTRA shall be given a 30 day Notice terminating both this Lease and the Self Storage Lease Agreement of these premises, UNLESS, XTRA makes the required rent prepayment and deposit, terminates the Self Storage Lease Agreement and activates this 5-year Lease.

Therefore, The Pines hereby agrees to toll the applicable dates of this lease and the payment of monthly rent contemplated herein, subject to all of the terms of this Lease and the terms of the Self Storage Lease Agreement upon XTRA Bitcoin Inc entering into a Self-Storage Lease Agreement for the six units that comprise Wonka Mine Unit# 5, namely Units 12, 13, 14, 39, 40 and 41. The Pines shall have no obligation to refund any of the prepaid rents or deposits. In the event of default in payment by XTRA Bitcoin Inc under the terms of the Self-Storage Lease Agreement or this Lease, or the extension of lMW capacity to Wonka Mine Unit #1, this Lease shall start and automatically terminate the Self-Storage Lease Agreement and The Pines may apply prepaid rents and deposits to performing the terms of this Lease.

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IN CONSIDERATION OF the Landlord leasing certain premises to the Tenant, the Tenant leasing those premises from the Landlord and the mutual benefits and obligations set forth in this Lease, the receipt and sufficiency of which consideration is hereby acknowledged, the Parties to this Lease (the "Parties") agree as follows:

Definitions

1.	When used in this Lease, the following expressions will have the meanings indicated:

a.	"Additional Rent" means all amounts payable by the Tenant under this Lease except Base Rent, whether or not specifically designated as Additional Rent elsewhere in this Lease;

b.	"Building" means all buildings, improvements, equipment, fixtures, property and facilities from time to time located at 2715 N Oregon Street, defined as Wonka Mining Unit# 5, Ontario, OR 97914, as from time to time altered, expanded or reduced by the Landlord in its sole discretion;

c.	"Common Areas and Facilities" mean:

i.	those portions of the Building areas, buildings, improvements, facilities, utilities, equipment and installations in or forming part of the Building which from time to time are not designated or intended by the Landlord to be leased to tenants of the Building including, without limitation, exterior weather walls, roofs, entrances and exits, parking areas, driveways, loading docks and area, storage, mechanical and electrical rooms, areas above and below leasable premises and not included within leasable premises, security and alarm equipment, grassed and landscaped areas, retaining walls and maintenance, cleaning and operating equipment serving the Building; and

ii.	those lands, areas, buildings, improvements, facilities, utilities, equipment and installations which serve or are for the useful benefit of the Building, the tenants of the Building or the Landlord and those having business with them, whether or not located within, adjacent to or near the Building and which are designated from time to time by the Landlord as part of the Common Areas and Facilities;

d.	"Leasable Area" means with respect to any rentable premises, the area expressed in square feet of all floor space including floor space of mezzanines, if any, determined, calculated and certified by the Landlord and measured from the exterior face of all exterior walls, doors and windows, including walls, doors and windows separating the rentable premises from enclosed Common Areas and Facilities, if any, and from the center line of all interior walls separating the rentable premises from adjoining rentable premises. There will be no deduction or exclusion for any space occupied by or used for columns, ducts or other structural elements;

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e.	"Premises" means the commercial premises at 2715 N Oregon Street, Wonka Mining Unit# 5, Ontario, OR 97914;

f.	"Proportionate Share" means a fraction, the numerator of which is the Leasable Area of the Premises and the denominator of which is the aggregate of the Leasable Area of all rentable premises in the Building.

g.	"Rent" means the total of Base Rent and Additional Rent.

Leased Premises

2.

The Landlord agrees to rent to the Tenant the commercial premises municipally located at 2715 N Oregon Street, described as Wonka Mining Unit# 5, Ontario, OR 97914, (the "Premises"). The Premises are more particularly described as follows:

Wonka Crypto Mine Unit# 5 (aka, Wonka Mining Unit# 5, Wonka # 5 or Unit# 5), 3 contiguous bays (com.posed of 6 storage units) with access to 1 MW of electrical power. NNN lease with tenant paying all electrical infrastructure and building modifications. The Premises will be used for only the following permitted use (the "Permitted Use"):

Data center including crypto mining.

3.	No pets or animals are allowed to be kept in or about the Premises or in any common areas in the building containing the Premises. Upon thirty (30) days notice, the Landlord may revoke any consent previously given under this clause.

4.	Subject to the provisions of this Lease, the Tenant is entitled to the use of parking (the 'Parking') on or about the Premises. Only properly insured motor vehicles may be parked in the Tenant's space.

Term

5.	The term of the Lease commences at 12:00 noon on June I, 2019 and ends at 12:00 noon on July 31, 2024 (the "Term") or as extended by tolling.

6.	Should the Tenant remain in possession of the Premises with the consent of the Landlord after the natural expiration of this Lease, a new tenancy from month to month will be created between the Landlord and the Tenant which will be subject to all the terms and conditions of this Lease but will be tenninable upon either party giving one month's notice to the other party.

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Rent

7.	Subject to the provisions of this Lease, the Tenant will pay a base rent of $3,884.00, payable per month, for the Premises (the "Base Rent"), without setoff, abatement or deduction. In addition to the Base Rent, the Tenant will pay for any fees or taxes arising from the Tenant's business.

8.	The Tenant will pay the Base Rent on or before the First of each and every month of the Term to the Landlord at 917 Bobwhite Street, Fruitland, Idaho 83619, or at such other place as the Landlord may later designate.

9.	The Tenant will be charged an additional amount of $25.00 per day for any Rent that is received after the due date.

10.	No acceptance by the Landlord of any amount less than the full amount owed will be taken to operate as a waiver by the Landlord for the full amount or in any way to defeat or affect the rights and remedies of the Landlord to pursue the full amount.

Operating Costs

11.	In addition to the Base Rent, the Tenant will pay as Additional Rent, without setoff, abatement or deduction, its Proportionate Share of all of the Landlord's costs, charges and expenses of operating, maintaining, repairing, replacing and insuring the Building including the Common Areas and Facilities from time to time and the carrying out of all obligations of the Landlord under this Lease and similar leases with respect to the Building ("Operating Costs").

12.	Except as otherwise provided in this Lease, Operating Costs will not include debt service, depreciation, costs determined by the Landlord from time to time to be fairly allocable to the correction of construction faults or initial maladjustments in operating equipment, all management costs not allocable to the actual maintenance, repair or operation of the Building (such as in connection with leasing and rental advertising), work performed in connection with the initial construction of the Building and the Premises and improvements and modernization to the Building subsequent to the date of original construction which are not in the nature of a repair or replacement of an existing component, system or part of the Building.

13.	Operating Costs will also not include the following:

a.	any increase in insurance premiums to the center as a result of business activities of other Tenants;

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b.	the costs of any capital replacements;

c.	the costs incurred or accrued due to the willful act or negligence of the Landlord or anyone acting on behalf of the Landlord;

d.	structural repairs;

e.	costs for which the Landlord is reimbursed by insurers or covered by warranties;

f.	costs incurred for repairs or maintenance for the direct account of a specific Tenant or vacant space;

g.	costs recovered directly from any Tenant for separate charges such as heating, ventilating, and air conditioning relating to that Tenant's leased premises, and in respect of any act, omission, neglect or default of any Tenant of its obligations under its Lease; or

h.	any expenses incurred as a result of the Landlord generating revenues from common area facilities will be paid from those revenues generated.

14.	The Tenant will pay:

a.	To the Landlord, the Tenant's Proportionate Share of all real property taxes, rates, duties, levies and assessments which are levied, rated, charged, imposed or assessed by any lawful taxing authority (whether federal, state, district, municipal, school or otherwise) against the Building and the land or any part of the Building and land from time to time or any taxes payable by the Landlord which are charged in lieu of such taxes or in addition to such taxes, but excluding income tax upon the income of the Landlord to the extent that such taxes are not levied in lieu of real property taxes against the Building or upon the Landlord in respect of the Building.

b.	To the lawful taxing authorities, or to the Landlord, as it may direct, as and when the same become due and payable, all taxes, rates, use fees, duties, assessments and other charges that are levied, rated, charged or assessed against or in respect of all improvements, equipment and facilities of the Tenant on or in default by the Tenant and in respect of any business carried on in the Premises or in respect of the use or occupancy of the Premises by the Tenant and every subtenant, licensee, concessionaire or other person doing business on or from the Premises or occupying any portion of the Premises.

15.	For any rent review negotiation, the Base Rent will be calculated as being the higher of the Base Rent payable immediately before the date of review and the Open Market Rent on the date of review.

Landlord's Estimate

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16.	The Landlord may, in respect of all taxes and Operating Costs and any other items of Additional Rent referred to in this Lease compute bona fide estimates of the amounts which are anticipated to accrue in the next following lease year, calendar year or fiscal year, or portion of such year, as the Landlord may determine is most appropriate for each and of all items of Additional Rent, and the Landlord may provide the Tenant with written notice and a reasonable breakdown of the amount of any such estimate, and the Tenant, following receipt of such written notice of the estimated amount and breakdown will pay to the Landlord such amount, in equal consecutive monthly installment throughout the applicable period with the monthly installment of Base Rent. With respect to any item of Additional rent which the Landlord has not elected to estimate from time to time, the Tenant will pay to the Landlord the amount of such item of Additional Rent, determined under the applicable provisions of this Lease, immediately upon receipt of an invoice setting out such items of Additional Rent. Within one hundred and twenty (120) days of the conclusion of each year of the term or a portion of a year, as the case may be, calendar year or fiscal year, or portion of such year, as the case may be, for which the Landlord has estimated any item of Additional Rent, the Landlord will compute the actual amount of such item of Additional Rent, and make available to the Tenant for examination a statement providing the amount of such item of Additional Rent and the calculation of the Tenant's share of that Additional Rent for such year or portion of such year. If the actual amount of such items of Additional Rent, as set out in the any such statement, exceeds the aggregate amount of the installment paid by the Tenant in respect of such item, the Tenant will pay to the Landlord the amount of excess within fifteen (15) days of receipt of any such statement. If the contrary is the case, any such statement will be accompanied by a refund to the Tenant of any such overpayment without interest, provided that the Landlord may first deduct from such refund any rent which is then in arrears.

Use and Occupation

17.	The Tenant will carry on business under the name of XTRA Bitcoin Inc and will not change such name without the prior written consent of the Landlord, such consent not to be unreasonably withheld. The Tenant will continuously occupy and utilize the entire Premises in the active conduct of its business in a reputable manner on such days and during such hours of business as may be determined from time to time by the Landlord.

18.	The Tenant covenants that the Tenant will carry on and conduct its business from time to time carried on upon the Premises in such manner as to comply with all statutes, bylaws, rules and regulations of any federal, provincial, municipal or other competent authority and will not do anything on or in the Premises in contravention of any of them.

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Advance Rent and Security Deposit

19.	On execution of this Lease, the Tenant will pay the Landlord advance rent (the "Advance Rent") to be held by the Landlord without interest and to be applied on account of the First and last year paid in advance as they fall due and to be held to the extent not so applied as security for and which may be applied by the Landlord to the performance of the covenants and obligations of the Tenant under this Lease.

20.	On execution of this Lease, the Tenant will pay the Landlord a security deposit equal to the amount of $6,784.00 (the "Security Deposit") to be held by the Landlord without interest. The Landlord will return the Security Deposit to the Tenant at the end of this tenancy, less such deductions as provided in this Lease but no deduction will be made for damage due to reasonable wear and tear.

21.	The Tenant may not use the Security Deposit as payment for the Rent.

22.	Within 30 days after the termination of this tenancy, the Landlord will deliver or mail the Security Deposit less any proper deductions or with further demand for payment to: 917 Bobwhite Street, Fruitland, Idaho 83619, or at such other place as the Tenant may advise.

Quiet Enjoyment

23.	The Landlord covenants that on paying the Rent and performing the covenants contained in this Lease, the Tenant will peacefully and quietly have, hold, and enjoy the Premises for the agreed term.

Distress

24.	If and whenever the Tenant is in default in payment of any money, whether hereby expressly reserved or deemed as rent, or any part of the rent, the Landlord may, without notice or any form of legal process, enter upon the Premises and seize, remove and sell the Tenant's goods, chattels and equipment from the Premises or seize, remove and sell any goods, chattels and equipment at any place to which the Tenant or any other person may have removed them, in the same manner as if they had remained and been distrained upon the Premises, all notwithstanding any rule of law or equity to the contrary, and the Tenant hereby waives and renounces the benefit of any present or future statute or law limiting or eliminating the Landlord's right of distress.

Overholding

25.	If the Tenant continues to occupy the Premises without the written consent of the Landlord after the expiration or other termination of the term, then, without any further written agreement, the Tenant will be a month-to-month tenant at a minimum monthly rental equal to twice the Base Rent and subject always to all of the other provisions of this Lease insofar as the same are applicable to a month-to-month tenancy and a tenancy from year to year will not be created by implication of law.

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Additional Rights on Reentry

26.	If the Landlord reenters the Premises or terminates this Lease, then:

a.	notwithstanding any such termination or the term thereby becoming forfeited and void, the provisions of this Lease relating to the consequences of termination will survive;

b.	the Landlord may use such reasonable force as it may deem necessary for the purpose of gaining admittance to and retaking possession of the Premises and the Tenant hereby releases the Landlord from all actions, proceedings, claims and demands whatsoever for and in respect of any such forcible entry or any loss or damage in connection therewith or consequential thereupon;

c.	the Landlord may expel and remove, forcibly, if necessary, the Tenant, those claiming under the Tenant and their effects, as allowed by law, without being taken or deemed to be guilty of any manner of trespass;

d.	in the event that the Landlord has removed the property of the Tenant, the Landlord may store such property in a public warehouse or at a place selected by the Landlord, at the expense of the Tenant. If the Landlord feels that it is not worth storing such property given its value and the cost to store it, then the Landlord may dispose of such property in its sole discretion and use such funds, if any, towards any indebtedness of the Tenant to the Landlord. The Landlord will not be responsible to the Tenant for the disposal of such property other than to provide any balance of the proceeds to the Tenant after paying any storage costs and any amounts owed by the Tenant to the Landlord;

e.	the Landlord may relet the Premises or any part of the Premises for a term or terms which may be less or greater than the balance of the Term remaining and may grant reasonable concessions in connection with such reletting including any alterations and improvements to the Premises;

f.	after reentry, the Landlord may procure the appointment of a receiver to take possession and collect rents and profits of the business of the Tenant, and, if necessary to collect the rents and profits the receiver may carry on the business of the Tenant and take possession of the personal property used in the business of the Tenant, including inventory, trade fixtures, and furnishings, and use them in the business without compensating the Tenant;

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g.	after reentry, the Landlord may terminate the Lease on giving 5 days written notice of termination to the Tenant. Without this notice, reentry of the Premises by the Landlord or its agents will not terminate this Lease;

h.	the Tenant will pay to the Landlord on demand:

i.	all rent, Additional Rent and other amounts payable under this Lease up to the time of reentry or termination, whichever is later;

ii.	reasonable expenses as the Landlord incurs or has incurred in connection with the reentering, terminating, reletting, collecting sums due or payable by the Tenant, realizing upon assets seized; including without limitation, brokerage, fees and expenses and legal fees and disbursements and the expenses of keeping the Premises in good order, repairing the same and preparing them for reletting; and

iii.	as liquidated damages for the loss of rent and other income of the Landlord expected to be derived from this Lease during the period which would have constituted the unexpired portion of the term had it not been terminated, at the option of the Landlord, either:

1.	an amount determined by reducing to present worth at an assumed interest rate of twelve percent (12%) per annum all Base Rent and estimated Additional Rent to become payable during the period which would have constituted the unexpired portion of the term, such determination to be made by the Landlord, who may make reasonable estimates of when any such other amounts would have become payable and may make such other assumptions of the facts as may be reasonable in the circumstances; or

2.	an amount equal to the Base Rent and estimated Additional Rent for a period of six (6) months.

Inspections and Landlord's Right to Enter

27.	The Landlord and the Tenant will complete, sign and date an inspection report at the beginning and at the end of this tenancy.

Renewal of Lease

28.	Upon giving written notice no later than 60 days before the expiration of the Term, the Tenant may renew this Lease for an additional term. All terms of the renewed lease will be the same except for any signing incentives/inducements and this renewal clause.

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Tenant Improvements

29.	The Tenant may make the following improvements to the Premises:

a.	Tenant is permitted to do all things necessary to extend and install primary electrical utilities, and modify building as necessary to tenant specifications and all building codes..

Tenant Chattels

30.	The Tenant agrees to supply the following chattels:

a.	All tenant shelving, cooling, and mining equipment..

Utilities and Other Costs

31.	The Tenant is responsible for the direct payment of the following utilities and other charges in relation to the Premises: electricity, telephone, Internet and cable.

32.	The Tenant will also directly pay for the following utilities and other charges in relation to the Premises: All utilities and expenses incurred by tenant.

Insurance

33.	The Tenant is hereby advised and understands that the personal property of the Tenant is not insured by the Landlord for either damage or loss, and the Landlord assumes no liability for any such loss. The Tenant is advised that, if insurance coverage is desired by the Tenant, the Tenant should inquire of Tenant's insurance agent regarding a Tenant's Policy of Insurance.

34.	The Tenant is responsible for insuring the Premises for damage or loss to the structure, mechanical or improvements to the Building on the Premises for the benefit of the Tenant and the Landlord. Such insurance should include such risks as fire, theft, vandalism, flood and disaster.

35.	The Tenant is responsible for insuring the Premises for liability insurance for the benefit of the Tenant and the Landlord.

36.	The Tenant will provide proof of such insurance to the Landlord upon the issuance or renewal of such insurance.

Abandonment

37.	If at any time during the Term, the Tenant abandons the Premises or any part of the Premises, the Landlord may, at its option, enter the Premises by any means without being liable for any prosecution for such entering, and without becoming liable to the Tenant for damages or for any payment of any kind whatever, and may, at the Landlord's discretion, as agent for the Tenant, relet the Premises, or any part of the Premises, for the whole or any part of the then unexpired term, and may receive and collect all rent payable by virtue of such reletting, and, at the Landlord's option, hold the Tenant liable for any difference between the Rent that would have been payable under this Lease during the balance of the unexpired term, if this Lease had continued in force, and the net rent for such period realized by the Landlord by means of the reletting. If the Landlord's right of reentry is exercised following abandonment of the premises by the Tenant, then the Landlord may consider any personal property belonging to the Tenant and left on the Premises to also have been abandoned, in which case the Landlord may dispose of all such personal property in any manner the Landlord will deem proper and is relieved of all liability for doing so.

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Attorney Fees

38.	All costs, expenses and expenditures including and without limitation, complete legal costs incurred by the Landlord on a solicitor/client basis as a result of unlawful detainer of the Premises, the recovery of any rent due under the Lease, or any breach by the Tenant of any other condition contained in the Lease, will forthwith upon demand be paid by the Tenant as Additional Rent. All rents including the Base Rent and Additional Rent will bear interest at the rate of Twelve (12%) per cent per annum from the due date until paid.

Governing Law

39.	It is the intention of the Parties to this Lease that the tenancy created by this Lease and the performance under this Lease, and all suits and special proceedings under this Lease, be construed in accordance with and governed, to the exclusion of the law of any other forum, by the laws of the State of Oregon, without regard to the jurisdiction in which any action or special proceeding may be instituted.

Severability

40.	If there is a conflict between any provision of this Lease and the applicable legislation of the State of Oregon (the 'Act'), the Act will prevail and such provisions of the Lease will be amended or deleted as necessary in order to comply with the Act. Further, any provisions that are required by the Act are incorporated into this Lease.

Assignment and Subletting

41.	The Tenant will not assign this Lease, or sublet or grant any concession or license to use the Premises or any part of the Premises. An assignment, subletting, concession, or license, whether by operation of law or otherwise, will be void and will, at Landlord's option, terminate this Lease.

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Bulk Sale

42.	No bulk sale of goods and assets of the Tenant may take place without first obtaining the written consent of the Landlord, which consent will not be unreasonably withheld so long as the Tenant and the Purchaser are able to provide the Landlord with assurances, in a form satisfactory to the Landlord, that the Tenant's obligations in this Lease will continue to be performed and respected, in the manner satisfactory to the Landlord, after completion of the said bulk sale.

Additional Provisions

43.	Upon lease termination, tenant agrees to leave all utility infrastructure installed from Idaho Power disconnect thru distribution main panels.

Care and Use of Premises

44.	The Tenant will promptly notify the Landlord of any damage, or of any situation that may significantly interfere with the normal use of the Premises.

45.	Vehicles which the Landlord reasonably considers unsightly, noisy, dangerous, improperly insured, inoperable or unlicensed are not permitted in the Tenant's parking stall(s), and such vehicles may be towed away at the Tenant's expense. Parking facilities are provided at the Tenant's own risk. The Tenant is required to park in only the space allotted to them.

46.	The Tenant will not make (or allow to be made) any noise or nuisance which, in the reasonable opinion of the Landlord, disturbs the comfort or convenience of other tenants.

47.	The Tenant will not engage in any illegal trade or activity on or about the Premises.

48.	The Landlord and Tenant will comply with standards of health, sanitation, fire, housing and safety as required by law.

Surrender of Premises

49.	At the expiration of the lease term, the Tenant will quit and surrender the Premises in as good a state and condition as they were at the commencement of this Lease, reasonable use and wear and damages by the elements excepted.

Hazardous Materials

50.	The Tenant will not keep or have on the Premises any article or thing of a dangerous, flammable, or explosive character that might unreasonably increase the danger of fire on the Premises or that might be considered hazardous by any responsible insurance company.

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Rules and Regulations

51.	The Tenant will obey all rules and regulations posted by the Landlord regarding the use and care of the Building, parking lot and other common facilities that are provided for the use of the Tenant in and around the Building on the Premises.

General Provisions

52.	Any waiver by the Landlord of any failure by the Tenant to perform or observe the provisions of this Lease will not operate as a waiver of the Landlord's rights under the Lease in respect of any subsequent defaults, breaches or nonperformance and will not defeat or affect in any way the Landlord's rights in respect of any subsequent default or breach.

53.	This Lease will extend to and be binding upon and inure to the benefit of the respective heirs, executors, administrators, successors and assigns, as the case may be, of each party to this Lease. All covenants are to be construed as conditions of this Lease.

54.	All sums payable by the Tenant to the Landlord pursuant to any provision of this Lease will be deemed to be Additional Rent and will be recoverable by the Landlord as rental arrears.

55.	Where there is more than one Tenant executing this Lease, all Tenants are jointly and severally liable for each other's acts, omissions and liabilities pursuant to this Lease.

56.	Time is of the essence in this Lease.

57.	This Lease will constitute the entire agreement between the Landlord and the Tenant. Any prior understanding or representation of any kind preceding the date of this Lease will not be binding on either party to this Lease except to the extent incorporated in this Lease. In particular, no warranties of the Landlord not expressed in this Lease are to be implied.

58.	XTRA Bitcoin Inc shall have the right to lease additional available Mining Units with lM.W capacity as long as all existing leases are in effect and lease payments are current.

IN WITNESS WHEREOF the Parties to this Lease have duly affixed their signatures under hand and seal, or by a duly authorized officer under seal, on this 1st day of September, 2018.

The Pines Townhomes LLC (Landlord)	XTRA Bitcoin Inc (Tenant)
By: /s/ Paul Knudson, Manager	By: /s/ Paul Knudson, President

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THE PINES SELF STORAGE

P.O. Box 841, Fruitland, Idaho 83619

Paul Knudson 208-707-1008

SELF STORAGE LEASE AGREEMENT

DATE: 06-01-2019

THIS AGREEMENT made and entered into, by and between these parties:

Lessor: The Pines Townhomes LLC dba The Pines Self Storage, Box 841, Fruitland, ID 83619, and

Lessee:	XTRA Bitcoin Inc
917 Bobwhite Street
Fruitland, Idaho 83619

Concerning these premises: These premises are subject to a Lease dated 1st of June, 2019, which is tolled until 1 MW is installed to Wonka Mine Unit# 5, as follows:

UNIT. Wonka Mine Unit# 5,consisting of Units 12, 13, 14 (3 units 10x20@ $65.00/month) and Units 39, 40, 41 (3 units 10x10@ $50.00/month) = $345.00 per month, located at 2715 N Oregon Street, Ontario, Oregon 97914.

RENT. Lessee agrees to pay monthly lease payments of $345.00, payable in advance on the first day of each month without demand, during the term of this lease and any extension thereof,

PAYABLE TO: The Pines Townhomes LLC dba The Pines Self Storage at Box 841, Fruitland, ID 83619 subject to:

LATE FEE. There will be a $10.00 late charge if rent is unpaid 4 days after the due date. There will also be a $2.00 per day late charge computed to include the 1st day due and continuing until rent and late charges are paid. Rent is considered "late" if received after 5:00 p.m. on the 5th day of the month (Minimum late fee on the 6th day would be $37.00 and grows at $2.00 per day thereafter). This will be strictly enforced up until the date the payment is received. Any returned checks will be subject to a $50.00 NSF fee, plus any applicable late fees until the rental account is brought current. Any units that are defaulted over 30 days will be sold according to the Oregon Lien Law provisions.

Upon installation of 1 MW service, this lease shall automatically end that month and revert to the terms and conditions of XTRA Bitcoin Inc's Lease dated 1st day of June, 2019. Either party may install the lMW infrastructure, which cost will be borne by XTRA Bitcoin Inc.

The parties agree as follows:

PURPOSE OF UNIT. The unit may be used to operate a non-retail private business of crypto mining including the fabrication and assembly of all parts, equipment and facilities necessary. Lessee agrees to not live in, grow plants, raise animals, store any inflammable liquids, explosives, valuable documents, photographs, deeds, heirlooms, artwork, or other items of emotional value or of illegal nature such as narcotics in the unit.

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TERM. The lease will run on a month to month basis at the agreed upon rental rate. Either party may terminate this lease with 30-days written notice. Upon termination of this lease, the Lease dated June 01, 2019 shall automatically be in force (tolling stopped). The Owner may terminate this lease for non-payment of rent or other charges by giving three (3) days' written notice. This unit may not be sublet or assigned, and tenant shall not repair or modify the unit without landlord's written consent beyond the scope authorized in Lease of June 01, 2019.

UTILITIES. No utilities are provided or included in this lease.

UPON TERMINATION: Tenant agrees to leave in place on site all electrical improvements including transformers, high-voltage, secondary and service wiring, poles, conduits, services and distribution panels, lighting, and outlets upon lease termination. Renter agrees to remove all personal property from the above premises within ten (10) days from the date this Lease is terminated and shall leave the unit clean and no debris left onthe grounds. In the event renter fails to remove property from the above premises within such time, landlord may at his option, proceed to foreclose any statutory lien provided by law, or in the alternative dispose of any such property by public or private auction in the same manner provided by article (9) of the Uniform Commercial Code relating to disposition of collateral after default. The proceeds realized from disposition of property left on the premises shall be applied in the following order: (1) The reasonable expense of holding, preparing for sale, selling, cost of publication, reasonable attorney fees and legal expenses incurred by landlord and all other expenses incurred in connection with the sale. (2) The satisfaction of unpaid rent, late charges, interest on unpaid rent to the extent permitted by law; and (3) The balance to renter or such parties as may establish their legal right thereto.

Any notice or other communication required or permitted hereunder shall be sufficiently given if sent by registered or certified mail, postage and registration or certified charges prepaid to the address of renter at renter's address listed above and shall be deemed to have been given as of the date shown so delivered or mailed. Renter shall notify landlord of any change of address in writing.

Agent is hereby given the privilege of monthly inspection of premises by appointment. Agent is hereby given permission to enter in and to show this property fifteen (15} days before vacancy to a prospective renter and to allow appraisers to enter in and to appraise the property by appointment. Further, agrees to allow the showing of this property to prospective purchaser when accompanied by the agent. It is agreed that the Owner of the premises is not to be held liable for any loss or damage to articles of any nature which the Renter stores in the Owner's unit or lot, and that it is expected of the Renter to obtain insurance for the property that he stores.

We reserve the right to double lock any unit or lot whose rent is not paid by the seventh (7th} of the current month. The double lock means you cannot get into your unit or lot without contacting management. Any items left in the unit or lot will be hauled away at Renter's expense.

Late Charges: All rent paid after the seventh (7th) of the month will be charged a ten dollar ($10.00) late charge.

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THE PINES TOWNHOMES LLC

917 Bobwhite Street, Fruitland, Idaho 83619

AGREEMENT RE WONKA #5 & #6 LEASE 2.5MW

June 26, 2019

Parties:

Lessor: The Pines Townhomes LLC

Lessee: XTRA Bitcoin Inc (TCEL)

RE: Agreement regarding Prepaid Lease payments.

Narrative: Parties have agreed to increase capacity from 1MW to 1.25MW per unit, and therefore, XTRA Bitcoin Inc has agreed to lease Wonka #5 1.25MW capacity for $4,855.00 per month, first and last year prepaid, and, Wonka #6 1.25MW capacity for $4,855.00 per month, first and last year prepaid, effective June 1, 2019 subject to Self Storage Lease Agreement dated June 1, 2019.

Therefore, the parties Agree that:

Lease 1.25MW	First YR	Last YR	1.25MW	1MW Paid	Balance Due
Wonka #5	58,260	58,260	116,520	93,168	23,352.00
Wonka #6	58,260	58,260	116,520	93,168	23,352.00

Each unit will also require a security deposit of $8,480.00 each.

Security Deposit	Total	Paid	Balance Due
Wonka #5	8,480	6,832	1,708.00
Wonka #6	8,480	6,832	1,708.00

Under the terms of said leases, Xtra may reserve capacity by prepayment of first and last years rent, security deposit, and monthly payments as self storage units until electrical infrastructure is extended to each unit. See Leases for details.

XTRA Bitcoin Inc (TCEL)

Paul Knudson, CEO

The Pines Townhomes LLC

Paul Knudson, Manager

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